FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded Company of authorized capital

CNPJ/MF nº 47.508.411/0001-56
NIRE: 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“Company” or “CBD”), according to Article 157, paragraph 4, of the Law Nº 6.404, of December 15, 1976, as amended (“Law of Corporations”), of CVM Instruction Nº 565, of June 15, 2015 (“CVM Instruction 565”) and of CVM Instruction Nº 358, of January 3, 2002, as amended (“CVM Instruction 358”), hereby informs its shareholders and the market generally that, on March 3,  2016, its Board of Directors approved the merger into the Company of a portion of the assets of Sendas Distribuidora S.A. (“Sendas”) as a result of the Sendas’ partial spin-off (“Partial Spin-Off” or “Operation”).

1.         COMPANIES INVOLVED IN THE OPERATION AND THEIR ACTIVITIES

About the Company

CBD is a publicly traded company, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, CEP 01402-901, enrolled with the National Register of Corporate Taxpayer of the Ministry of Finance (“CNPJ/MF”) under Nº 47.508.411/0001-56 and at the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.089.901.

The Company, by itself and through its subsidiaries, develops the activities of retail and wholesale trade of products in general, including – but not limited to – food products, clothing, hygiene, medicines, fuel, furniture, electronics and household appliances. Such activities are carried out in both physical and virtual stores.

About Sendas

Sendas is a closely held company, headquartered in the City of São João de Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas, nº 286, parte, Jardim José Bonifácio, CEP 25565-330, enrolled with the CNPJ/MF under Nº 06.057.223/0001-71 and with the Registry of Commerce of the State of Rio de Janeiro under NIRE 33.300.272.909.

Sendas develops activities of retail and wholesale of products generally, including – but not being limited to – food products, clothing, hygiene, medicines, fuel, furniture, electronics and household appliances.

2.         DescriPTION AND PURPOSE OF THE OPERATION

Once the Partial Spin-Off is completed, a portion of the assets and liabilities of Sendas (“Spin-Off Assets”) will be merged into the Company, and a portion of the investment the Company has in Sendas will be cancelled and substituted for the assets and liabilities of the Spin-Off Assets.

The capital of Sendas will be reduced by seven million, two hundred and nineteen thousand, three hundred and forty three reais (R$7,219,343.00), upon cancellation of six million, three hundred and three thousand, one hundred and four (6,303,104) registered common shares, and without par value, held by CBD. There will be no capital increase in the Company as a result of the Partial Spin-Off.

The Partial Spin-Off is subject to applicable corporate approvals and will produce effects as from May 1st, 2016.

3.         MAIN BENEFITS, COSTS AND RISKS OF THE OPERATION

Main Benefits. The merger of the Spin-Off Assets into the Company is in line with the strategy of optimization of the corporate and business  structures of the Company. It will facilitate the conduct of business currently conducted by Sendas, which will be concentrated at CBD, and of the business currently conducted by Barcelona, which will be concentrated at Sendas, reducing costs in administrative areas and with the performance of the accessory obligations, generating use of synergies.

The Company’s management understands the Partial Spin-Off will provide benefits to all shareholders of the Company, irrespective of the type or class of shares and, since there will be no increase of capital of the Company as a result of the merger of the Spin-Off Assets into the Company, there will be no dilution of the equity interest held by the shareholders in the Company’s corporate capital.

Costs. The management estimates that the costs to carry out the Partial Spin-Off will be nearly three hundred thousand reais (R$ 300,000.00), including expenses with publication, auditors, lawyers and other professionals hired to assist the operation.

Risks. The aim with the Partial Spin-Off is to transfer the business currently conducted by Sendas in order to concentrate it at CBD and use the synergies obtained with such integration. This integration process may result in operating, commercial, financial, contractual and technological difficulties, which may make us unable to take advantage of the expected synergies, or result in non-estimated losses or expenses. The Company’s management may, therefore, not be able to successfully implement the intended integration, or obtain the expected returns on the investments related to the Partial Spin-Off, which may adversely affect the Company.

4.         SHARE SUBSTITUTION RATIO AND CRITERION FOR FIXING THE SUBSTITUTION RATIO

The Partial Spin-Off will not result in the Company’s capital increase and, therefore, there is no need to set any share substitution ratio.

5.         MAIN ASSET AND LIABILITY ELEMENTS

The Spin-Off Assets is comprised of assets and liabilities elements in the following values:

Sendas
Assets	R$1,626,011,986.91
Liabilities	R$1,618,792,643.57
Shareholders’ equity	R$7,219,343.34

6.         SUBJECTION OF THE OPERATION TO THE BRAZILIAN AND FOREIGN AUTHORITIES

The Operation does not depend on subjecting to, or approval by any Brazilian or foreign authority.

7.         SHARE SUBSTITUTION RATIO CALCULATED ACCORDING TO art. 264 OF THE LAW nº 6.404, OF 1976

It will not be prepared within the scope of the Operation, the report required by Article 264 of the Law of Corporations, given that there is no exchange ratio and the report set forth in Article 264 of the Law of Corporations would only have informational value.

8.         APPLICABILITY OF THE RIGHT TO EXIT AND REIMBURSEMENT VALUE

No consideration is to be given to right to exit to the shareholders of the Company or of Sendas deriving from the Partial Spin-off, according to the applicable law.

9.         OTHER RELEVANT INFORMATION

9.1       Merger of Barcelona

On the same date of approval of the Partial Spin-Off, the Board of Directors of the Company approved the merger of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), by Sendas (“Merger”). The Merger shall take place prior to the Partial Spin-Off and once it is completed, the assets and liabilities of Barcelona will be fully transferred to Sendas, and Barcelona will be terminated.

The Merger is subject to applicable corporate approvals and shall produce effects from May 1, 2016.

9.2       Other Information

The Company hired Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo, under Nº 2SP000233/O-3 and with CNPJ/MF under Nº 62.657.242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.893, 6º andar, conjuntos 61 e 62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), to prepare the appraisal report of the value of the net book assets of Sendas to be spun off and merged into the Company, appraised on the base date of December 31, 2015.

The Company’s managers will be in charge of filing and publishing all the acts related to the Partial Spin-Off according to Article 229, paragraph 4 of the Law of Corporations.

The Company will timely call its shareholders to resolve about the Partial Spin-Off in a Special General Meeting. The other information on the Partial Spin-Off required according to CVM Instruction Nº 481 will be published at the time the Company’s Special General Meeting is called.

For further clarifications, please contact the Company’s Board of Investor Relations.

São Paulo, March 3, 2016.

DANIELA SABBAG
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 3, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.